Exhibit 99.2

The INX Digital Company, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102FI

For Years ended December 31, 2023 and 2022

April 1, 2024

The INX Digital Company, Inc.

Introduction

This Management’s Discussion and Analysis (“MD&A”), dated April 1, 2024, is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of The INX Digital Company INC. (“TINXD” or together with its consolidated subsidiaries, the “Company”) for the year ended December 31, 2023 and December 31, 2022.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the audited consolidated financial statements for year ended December 31, 2023 and December 31, 2022, together with the notes thereto. Results are reported in United States Dollars, unless otherwise noted. The results for the year ended December 31, 2023, are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as of April 1, 2024, unless otherwise indicated.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that the consolidated financial statements and MD&A do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these filings, and the financial report together with the other financial information included in these filings fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in these filings.

The audited consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 1 – Presentation of Financial Statement as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company as of and for the years ended December 31, 2023, and 2022, were authorized for issuance on March 28, 2024, in accordance with a resolution of the board of directors.

This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements (see “Forward-Looking Statements”).

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the TINXD’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the board of directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

The INX Digital Company, Inc.

Forward Looking Statements

The information set forth in this MD&A contains statements concerning future results, future performance, intentions, objectives, plans and expectations that are, or may be deemed to be, forward-looking statements. These statements concerning possible or assumed future results of operations of the Company are preceded by, followed by or include the words ‘believes,’ ‘expects,’ ‘anticipates,’ ‘estimates,’ ‘intends,’ ‘plans,’ ‘forecasts,’ or similar expressions.

Forward-looking statements are not guarantees of future performance. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including, but not limited to, those identified in the “Risks and Uncertainties” section above. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether written or oral that may be made by or on the Company’s behalf, except as required under securities law.

Nature of Operations

The INX Digital Company, Inc. (the “Company” or “TINXD”), registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The Company, through its subsidiaries, is engaged in the operation and ongoing development of comprehensive infrastructure and regulated solutions for trading and investing in blockchain assets as well as utilizing digital assets as a form of payment. The Company operates INX.One, a single point of entry platform that offers primary listings of regulated security tokens and trading of security tokens and digital assets in the secondary market.

The Company, through one of the subsidiaries, also facilitates financial transactions between global banks and offers a full range of brokerage services to several leading banking institutions worldwide, mainly in foreign exchange and interest rate derivatives.

The Company operates in the following reportable segments:

●	Digital asset segment – development and operation of integrated, regulated solutions for trading of blockchain assets, and providing related services utilizing blockchain technology.

●	Brokerage segment – facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

The INX Digital Company, Inc.

Purchase Transaction

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Purchase Transaction”). The Transaction resulted in a reverse takeover transaction whereby pre-transaction shareholders of INX became majority shareholders of the Company. The Company continues the business of INX.

On December 31, 2021, the Company received a conditional approval from Cboe Canada, Inc. (formerly the Neo Exchange Inc.) (“Cboe Canada”) to list the combined entity (the “Resulting Issuer”) shares. On January 24, 2022, the Company’s shares started to trade on Cboe Canada under the symbol INXD.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares eligible to be cleared and settled by the Depository Trust Company.

INX Token

As part of the Company’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded as INX.One in 2022).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. These tokens may be used to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than six months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. In addition, INX maintains 29.4 million INX Tokens in its treasury. As of December 31, 2023, the Company held approximately 64.4 million INX Tokens in aggregate.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30, commencing with the first distribution to be paid, if at all. As of December 31, 2023, the INX cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2024.

The INX Digital Company, Inc.

Holders of INX Tokens are also entitled to, at a minimum, a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Organizational Structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of December 31, 2023, on a combined basis, owns 17.36% of the Company’s outstanding common shares.

The Company operates through the following wholly owned subsidiaries:

●	INX, a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public offering of the INX Token. The Offering was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is licensed or otherwise cleared to operate in 46 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital asset trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAX, BTC, CRV, ETH, FTM, LTC, UNI, USDC and ZEC.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and holds certain intellectual property.

The INX Digital Company, Inc.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021 for a nominal consideration.

●	INX Solutions Limited (“INX Solutions”) was incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions provided liquidity and risk management services to the group through the end of 2023. The entity is currently dormant.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

Changes in Share Capital During the Year Ended December 31, 2023

During the year ended December 31, 2023, the activity related to Common shares, was as follows:

	Common Shares	Share Premium

Balance as of December 31, 2022	207,823,774	$57,053,000
Issuance of shares to service provider	1,125,000	134,000
Issuance of shares in private placement, net of issuance cost	22,048,406	4,075,000
Issuance of shares from exercise of share options and vesting of restricted share units	3,058,714	-
Share-based compensation to investment advisor	-	139,000
Share-based compensation	-	2,725,000
Repurchase of shares	(30,000)	(6,000)
Balance as of December 31, 2023	234,025,894	$64,120,000

On February 1, 2023, the Company issued 1,125,000 of common shares valued at $134,000, as a full consideration for the remaining amount due and outstanding under the contract with a service provider.

On August 18, 2023, the Company issued 22,048,406 of common shares in a private sale to OpenDeal Inc. (“Republic”) as part of the collaboration and subscription agreement between the Company and Republic for a total consideration valued at $4,608,000 at the time of share issuance. The Company incurred issuance cost related to this transaction of $533,000.

In addition, concurrently, as part of the collaboration and the subscription agreements, Republic and the Company also entered into a non-binding term sheet whereby Republic intends to purchase the remaining issued and outstanding share capital of the Company on a fully diluted basis at a price to be agreed on by both parties of up to $120,000,000. The term sheet, as extended, shall expire on May 15, 2024.

The INX Digital Company, Inc.

On March 4, 2022, our Board of Directors authorized our management to repurchase shares of the Company (the “Repurchased Shares”) from their holders as the management deems required or desirable for the benefit of the Company pursuant to a normal course issuer bid under applicable Canadian law (“NCIB”). All the Repurchased Shares shall be canceled at such time. Repurchase of Repurchased Shares is subject to the following limitations (i) the maximum number of Repurchased Shares to be purchased does not exceed the greater of (A) such number of share constituting 10% of the shares of the Company in the Public Float, or (B) such number of share constituting 5% of the issued and outstanding listed securities of the Company during the 12-month period commencing when the Company receives approval of the NCIB, and (ii) the aggregate purchase amount of the Repurchased Shares in a certain calendar year will not exceed, together with the purchase amount of the Repurchased Tokens purchased in such calendar year (by INX), an amount of $5 million. Such repurchases shall be subject to the provisions of any applicable law and regulation (including without limitation, to the rules of the Cboe Canada Exchange and Canadian securities laws) and to the advice of Company’s legal advisors.

During the year ended December 31, 2023, the Company repurchased 30,000 shares at a cost of $6,000.

Share Based Payments

INX’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) on February 22, 2021, as amended from time to time (the “Share Ownership and Award Plan” or the “INX Plan”), and INX shareholders approved the INX Plan on March 18, 2021.

In connection with the Purchase Transaction, the INX Plan was terminated and replaced by the Company Omnibus Equity Incentive Compensation Plan (the “Plan”). Awards granted pursuant to the INX Plan were exchanged, upon closing of the Transaction, for equivalent awards under the Plan. As of closing of the Transaction, 25,352,832 common shares of the Company were authorized for issuance pursuant to the Plan.

The Plan provides for the grant of options to purchase common shares and restricted share units to employees, directors and service providers of the Company. The Plan includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted share units to such grantees.

On June 22, 2022, Company shareholders approved further increase of the common shares reserved for the purpose of the Plan. Subject to certain capitalization adjustments, the aggregate number of common shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 common shares.

The INX Digital Company, Inc.

During the years ended December 31, 2023, the activity related to stock options under the Plan was as follows:

	Number of Stock Options	Weighted average exercise price

Balance as of January 1, 2023	24,864,535	$0.55
Granted	6,847,185	0.08
Forfeited	(877,060)	0.58
Exercised	(3,058,714)	0.00
Balance as of December 31, 2023	27,775,946	$0.46
Stock options exercisable at the end of year	16,488,779	$0.29

Share options and restricted stock granted to employees, directors and service providers under the Plan during the year ended on December 31, 2023:

1.	On January 19, 2023, certain employees, directors and service providers received 1,996,430 restricted Common Share units of the Company at cashless basis. Restricted share units shall vest over the period of one year, with 1/12 of the award vesting at the beginning of each calendar month, and all shares fully vested on January 19, 2024.

2.	On January 19, 2023, an officer, through his wholly owned entity, and a service provider, received 912,721 of the Company’s restricted common share units at cashless basis. All shares shall fully vest on January 31, 2025.

3.	On May 12, 2023, the Company granted to certain employees options to purchase 3,418,034 Common Shares of the Company at CAD 0.170 ($0.13), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of 4 years with the first anniversary on May 12, 2024, and all options fully vested on May 12, 2027.

4.	On November 19, 2023, the Company granted one employee options to purchase 520,000 Common Shares of the Company at CAD 0.185 ($0.14), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of 4 years with the first anniversary on November 19, 2024, and all options fully vested on November 19, 2027.

During the year ended December 31, 2023, the Company recorded share-based compensation expense of $2,725,000, related to stock options and restricted stock granted under the Plan.

The INX Digital Company, Inc.

Annual Highlights & Results

Financial Highlights

The following table presents an overview of the Company’s assets, liabilities, shareholders’ equity and working capital as of December 31, 2023, and 2022 (in U.S. Dollars):

	December 31, 2023	December 31, 2022

Total assets	$74,828,000	$81,439,000
Total liabilities	$63,258,000	$64,884,000
Shareholders’ equity	$11,570,000	$16,555,000
Adjusted working capital	$22,803,000	$26,071,000

(1)	Adjusted Working Capital defined as Working Capital excluding assets held in the Reserve Fund and the INX Token liability.

Cash and Cash Equivalents

As of December 31, 2023, the Company held a total of $12,906,000 in cash and cash equivalents, a decrease of $6,958,000 from December 31, 2022.

Total Current Assets

As of December 31, 2023, total current assets are $64,369,000, an increase of $6,832,000 from the prior year. The net increase is a result of an increase in short-term investments of $5,460,000, an increase in cash equivalents and short-term investments held in Reserve Fund of $9,207,000, an increase in customer funds of $633,000, increase in prepaid expenses and other receivables of $1,010,000, an increase in trade receivables of $200,000, which is offset by a decrease in cash and cash equivalents of $6,958,000, a decrease in digital assets of $1,648,000 and a decrease in derivative assets of $1,072,000.

Reserve Fund

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund.”

As of December 31, 2022, INX had segregated $36,023 as the Reserve Fund. In December 2023, the Company learned of a cyber-attack that occurred on the computer system of a third-party service provider of one of the Company’s subsidiaries. As a result, the malicious party managed to cause a loss of funds of the Company’s subsidiary in the amount of $1,618, recognized as Other Expense. Upon the discovery of the breach, the Company took immediate actions to eliminate the security vulnerability, subsequently put in place additional security measures designed to prevent such cyber-attack incidents in the future, and continues to work with relevant law enforcements seeking to recover lost funds. The Company utilized funds set aside in the Reserve Fund to cover the loss, as a result, as of December 31, 2023, the balance of the Reserve Fund was reduced to $34,405.

The INX Digital Company, Inc.

On July 13, 2021, INX’s Board of Directors approved the Investment Policy of the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

As of December 31, 2023, INX has segregated $34,405,000, which is restricted as the Reserve Fund. The Reserve Fund is held in cash and cash equivalents, U.S. Treasury securities and investment grade corporate bonds held at financial institutions and brokerage firms, as follows.

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$16,522,000	$5,824 ,000

Financial assets at fair value through other comprehensive income:
Short-term investments
U.S. Treasury securities	986,000	6,141,000
Corporate bonds – marketable investments	15,996,000	12,332,000
Total short-term investments	16,982,000	18,473,000

Long-term investments
U.S. Treasury securities	901,000	474,000
Corporate bonds and loans (principally) – marketable investments	-	11,252,000
Total long-term investments	901,000	11,726,000
Total Reserve Fund	$34,405,000	$36,023,000

Assets

As of December 31, 2023 and 2022, assets totaled $74,828,000 and $81,439,000, respectively. The net decrease of $6,611,000 was primarily due to the following:

Increases in:

1.	Short-term investments, $14,667,000;
2.	Customer funds, $633,000;
3.	Trade receivables, $200,000;
4.	Prepaid expenses and other receivables, $1,010,000;

and was offset by decreases in the following:

1.	Cash and cash equivalents, $6,958,000;
2.	Long-term investments, $12,551,000;
3.	Digital asses, $1,648,000;
4.	Derivative assets, $1,072,000;
5.	Property, plant and equipment, net, $54,000;
6.	Right-of-use-assets, net, $570,000;
7.	Intangibles assets, net, $231,000;
8.	Goodwill, $37,000.

The INX Digital Company, Inc.

Liabilities

Change in fair value of INX Token and INX Token warrants

Our balance sheet as of December 31, 2023 includes the INX Token liability of $54,120,000 compared to $56,847,000 as of December 31, 2022. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable account standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform.

On December 31, 2023 and 2022, we measured the INX Token at fair value based on the closing market price of the INX Token (see further details in Note 13 in the audited consolidated financial statements).

Also, as of December 31, 2023 and 2022, directors, advisors, employees and service providers held 5,574,292 and 6,972,192, respectively, of INX Token warrants. The INX Token warrant liability of $1,240,000 and $1,580,000 at December 31, 2023 and 2022, respectively, is presented at fair value based on Black-Scholes pricing model. (see further details in Note 14 in the financial statements).

Changes in fair value of the liabilities noted above are recorded in profit or loss in our consolidated statements of profit and loss and comprehensive income (loss). During the years ended December 31, 2023 and 2022, the fair value of INX Tokens and INX Token warrant liability decreased by $3,775,000, and $226,044,000, respectively, which is recorded as a gain in the statement of profit and loss and comprehensive income (loss).

INX Token Valuation

The fair value of each INX Token as of December 31, 2023 and 2022, was $0.40 and $0.43, respectively, based on the closing market price.

The INX Digital Company, Inc.

Results of Operations Overview

The following table presents an overview of the Company’s results of operations for the years ended December 31, 2023 and 2022:

	Year ended December 31
	2023	2022
Revenue:
Transaction and brokerage fees	$5,345,000	$4,495,000

Service revenue	976,000	-
Cost of services	(976,000)	-
Gross profit on service revenue	-	-

Sales of digital assets	11,380,000	8,724,000
Cost of digital assets	(11,380,000)	(8,758,000)
Change in revaluation of digital assets	235,000	(188,000)
Net gain (loss) on digital assets	235,000	(222,000)

Total income	5,580,000	4,273,000

Operating income (expenses):
Research and development	(3,319,000)	(5,306,000)
Sales and marketing	(4,016,000)	(7,026,000)
General and administrative	(14,488,000)	(16,577,000)
Other expense	(1,618,000)	-
Change in fair value of INX Token warrant liability	204,000	8,294,000
Total operating expenses	23,237,000	20,615,000

Loss from operations	(17,657,000)	(16,342,000)

Unrealized gain on INX Tokens issued	3,775,000	226,044,000
Unrealized gain on warrants issued to investors	-	4,255,000
Finance income	1,724,000	787,000
Financial expenses	(260,000)	(674,000)
Loss on investment in associate	(591,000)	-
Listing expenses	-	(5,875,000)
Income (loss) before tax	(13,009,000)	208,195,000
Tax expenses	(205,000)	(119,000)
Net income (loss)	$(13,214,000)	$208,076,000

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	77,000	424,000
Unrealized gain (loss) on investments at fair value through other comprehensive income (loss)	1,138,000	(1,353,000)
Adjustments arising from translating financial statements from functional currency to presentation currency	(53,000)	(513,000)
Total other comprehensive income (loss)	1,162,000	(1,442,000)

Total comprehensive income (loss)	$(12,052,000)	$206,634,000
Earnings (loss) per share, basic	$(0.06)	$1.02
Earnings (loss) per share, diluted	$(0.06)	$0.98
Weighted average number of shares outstanding, basic	218,550,723	204,609,244
Weighted average number of shares outstanding, diluted	218,550,723	213,279,353

The INX Digital Company, Inc.

Operating Results for the years ended December 31, 2023 and 2022

Total income

The Company generated $5,580,000 in total income, net for the year ended December 31, 2023, compared to $4,273,000 generated during the year ended December 31, 2022. The increase of $1,307,000, mainly related to the increase of net gain on digital assets of $457,000 and $1,292,000 related to brokerage fees on trading of foreign exchange and interest rate derivatives, which was offset by a decrease in trading and transaction fees of $442,000.

Total income earned in 2023 included trading and transaction fees of $432,000, net gain on digital assets of $235,000 and brokerage fees of $4,913,000.

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought or sold and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded.  Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

Service revenue

Service revenue represents fees from technology consultation and advisory, as well as listing services performed by the Company under written agreements.

In late 2022, we launched listings of security tokens seeking to raise capital in primary offerings. This service is offered by our SEC broker-dealer subsidiary, INX Securities.  Similar to the INX Token, security tokens listed by us are registered with the SEC and are deemed to be an “equity security” under relevant SEC rules and regulations.  After the primary offerings are completed, tokens are expected to trade on INX.One in the secondary market.  Listing fees are generated on each primary raise and are directly correlated to the total capital raised by the issuer.

In addition, in 2023, we entered into a service agreement with Nabatech, an entity organized under a joint venture agreement between the Company and an entity based in Switzerland, whereby both parties agreed to join their expertise to develop central bank digital currency solutions utilizing blockchain technology. The Company provides blockchain technology support and advisory services to Nabatech and earns revenue based on time and resources dedicated to the development project.

Brokerage fees

Brokerage fees revenue consists of brokerage fees generated from trading in foreign exchange markets with global forex dealers and banks by one of our subsidiaries ILSB. Transactions denominated in foreign currency are recorded at the representative rate of exchange on the date of the transaction.  Revenue from brokerage services is recorded on the date the service is provided or the operation is carried out and is based on the notional amounts traded.

The INX Digital Company, Inc.

Revenue from purchases and sales of digital assets and trading of derivative contracts

As part of our risk management and trading activities, one of the Company’s subsidiaries held and traded digital assets and related derivative contracts. Such digital assets and derivative contracts were principally acquired for the purpose of selling in the near future. During the year ended December 31, 2023, the company generated a net gain from this activity of $235,000. Proceeds from sale of digital assets and cost of digital assets sold were $11,380,000 and $11,380,000, respectively.

Research and Development Expenses

The company incurred $3,319,000 in research and development expenses for the year ended December 31, 2023, compared to $5,306,000 for the year ended December 31, 2022. Research and Development expenses decreased by $1,987,000 for the year ended December 31, 2023 compared to the year ended December 31, 2022. This decrease was primarily driven by a decrease of $2,596,000 in personnel cost, which is offset by the increase in share-based and token-based compensation expense of $398,000 and $32,000, respectively, an increase in software and web services related to development services of $163,000, and an increase of $16,000 in other development costs.

Sales and Marketing Expenses

The Company incurred $4,016,000 in sales and marketing expenses for the year ended December 31, 2023, compared to $7,026,000 for the year ended December 31, 2022. Sales and marketing expenses decreased by $3,010,000 for the year ended December 31, 2023. This decrease was driven by decreases in: marketing campaigns of $1,143,000, customer support and personnel cost of $864,000, stock-based compensation expense of $578,000, online marketing of $255,000, and a token-based compensation expense of $170,000.

General and Administrative Expenses

The Company incurred $14,488,000 in general and administrative expenses for the year ended December 31, 2023, compared to $16,577,000 for the year ended December 31, 2022. The decrease of $2,089,000 was mainly driven by decreases related to: personnel cost of $1,098,000, legal costs of $707,000, compliance and registration costs of $525,000, amortization of intangible assets of $414,000, other administrative costs of $420,000, INX Token-based compensation expense of $356,000, software and web services of $313,000 and IFRS16 depreciation of $195,000. These decreases are offset by increases related to: share-based compensation of $1,771,000, and financial and audit expenses of $167,000.

Income (loss) from Operations

For the years ended December 31, 2023 and 2022, the Company’s loss from operations was approximately $17,657,000 and $16,342,000, respectively.

Gain (Loss) on INX Tokens Issued

Based on the terms of the INX Token, as described in Note 1 of the consolidated financial statements, the INX Token is a hybrid financial instrument, accordingly, the Company elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of profit and loss and comprehensive income (loss).

The INX Digital Company, Inc.

During the year ended December 31, 2023, the Company recorded gain on INX Tokens issued of $3,775,000, compared to gain of $226,044,000 recorded in the year ended December 31, 2022.

Net Income (Loss)

The Company’s net loss for the year ended December 31, 2023, was $13,214,000 compared to net income of $208,076,000 for the year ended December 31, 2022. The decrease of $221,290,000 mainly relates to the change in the fair value of INX Token liability.

Total Income (Loss) per Share

The total basic and diluted loss per share for the year ended December 31, 2023 was ($0.06). The total basic and diluted income per share for the year ended December 31, 2022 was $1.02 and 0.98, respectively.

Operating Cash Flow

The Company’s net cash used in operating activities for the year ended December 31, 2023, was approximately $9,755,000, compared to $22,863,000 for the year ended December 31, 2022.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights, which was approved by the Board of Directors of INX on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale of INX Tokens (the “Adjusted Operating Cash Flow”). The distribution is based on the INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated annually as of December 31. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year on April 30, commencing with the first distribution to be paid, if any. As of December 31, 2023, the cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2024.

The Cumulative Adjusted Operating Cash Flow as of December 31, 2023, was negative $64,460,000.

Operational Highlights

Focus on the growth of listings offered on security token market

We aim to be the market leader offering regulated investment opportunities in the form of Web3 integrated security tokens. INX’s main focus remains on the growth of security token investment opportunities offered to our customers on the INX.One platform by creating a go-to holistic solution for private founders, public companies and corporate partners to raise capital by utilizing regulated security tokens or tokenize previously issued securities or shares and list them on INX.One, providing an efficient and transparent secondary market for this asset class, and giving access to ‘first look’ investment opportunities to investors in the U.S. and globally. Taking advantage of the path created by the issuance of the INX Token and leveraging our experience gained from listings of security tokens on INX.One, we continue to lead our portfolio companies and founders in this process. We also continue to enter into listing agreements with companies in the U. S. and globally that seek to list their previously issued security tokens or equity shares for secondary market trading on INX.One.

The INX Digital Company, Inc.

As of December 2023, five (5) portfolio companies were actively raising capital in their primary offerings and are exclusively available for investment to clients of INX, on the INX.One platform. Additionally, two more issuers were actively undergoing the due diligence process and, as of the current date, one of them, Unicoin, token issued by Unicoin Inc., a public entity based in Delaware, U.S., was successfully listed in a primary offering. Once the primary raises are closed, these tokens are expected to launch on INX.One in the secondary market. As of December 31, 2023, the INX Token (INX) and the Republic Note ($Note) are the most actively traded security tokens on INX.One and are among the most actively traded security tokens the United States. Also, in 2023, notably, we distributed multiple rounds of dividends to investors on blockchain on behalf of the token issuer, which highlights the immense potential of decentralization utilizing this new technology.

Expansion of technical capabilities and improvements of efficiency and reliability of INX.One

As the tokenization of real-world assets gains momentum, we have made a significant progress during 2023 strategically expanding our technology infrastructure and capabilities as well as improving risk management tools to confidently provide an efficient, reliable and compliant marketplace to our founders and investors. In 2023, trading on INX.One was integrated with the Avalanche blockchain, and now supports tokens issued on this network, in addition to Ethereum and Polygon. In 2023, we also made a significant progress on the integration with the BitGo Go Network enabling our clients to trade digital assets on INX.One without moving their funds from the BitGo custody. Settlements on Go Network are expected to launch in Q2 2024. The INX.One platform is SOC II Type 2 certified by Ernst & Young.

We believe that asset custody offered independently from the execution venue provides the most reliable and trusted solution for our customers. In this vein, we continue expanding our custody integrations for fiat and security tokens and aim to provide a platform that is custody agnostic for our retail and institutional clients. INX.One is currently integrated with Metamask and the Republic Wallet where our customers self-custody their assets. In addition, in 2023, we have launched a pilot enterprise-level wallet management solution for regulated security tokens through a collaboration with our long-standing partner, BitGo Inc. Combining the very best Web3 custody with the regulatory guardrails of the INX.One trading platform, institutional investors can take advantage of the highest standards of wallet security and management. We plan to continue expanding our custody capabilities driven by the market demand of our clients.

Protection of customer assets

While customer securities and related USD balances are self custodied by our customers, digital assets and fiat deposited by customers of INX Digital are held in omnibus accounts at our custodial partners. In 2023, following well established protection of customer assets practices followed by the US CFTC regulated entities, INX announced segregation of customer funds - officially making public its proactive self-regulatory measure to fully segregate customer funds, reinforcing its commitment to the highest standards of customer protection in the rapidly growing world of digital asset trading. While INX has been segregating customer assets for years following well-established practices in the regulated trading industry, the company is making clear that it put in place legal segregation of customer funds for the trading of digital assets, making them bankruptcy remote and further demonstrating INX’s dedication to providing a secure and transparent environment for its valued clients. In 2023, we also successfully expanded our money transmission licenses in the U.S. to Ohio, Virginia, and West Virginia. As of December 31, 2023, we are licensed or otherwise cleared to offer digital asset trading to customers in 46 US states plus Washington D.C. and Puerto Rico, and continue to work with state regulators to secure licenses in the remaining states.

The INX Digital Company, Inc.

Strategic Partnership with Republic

In June 2023, INX entered into a strategic collaboration agreement with OpenDeal Inc. (“Republic”), a global financial firm operating a digital merchant bank and a network of investment platforms, pursuant to which the parties seek to expand the breadth and depth of tokenization infrastructure and access to digital assets for investors worldwide.

By combining INX’s digital trading infrastructure and expertise in tokenized primary offerings and secondary market trading together with Republic’s well-established primary distribution, wallet, and portfolio companies, both companies are poised to introduce a wide range of compliant solutions for both primary and secondary markets and redefine the way capital is raised, empowering both institutional and retail investors globally.

In Q4 2023 INX listed the Republic Note ($Note) on INX.One for secondary market trading and completed the integration of the Republic Wallet as a new custody solution for clients on INX.One, which marks a significant milestone in the collaboration between the entities and sets a strong foundation scalable for future listings of tokens from the Republic’s portfolio of companies.

Partnership with SICPA Focused on Central Bank Digital Currency Solutions

In 2023, the Company entered into a strategic partnership with SICPA, a global industry leader providing authentication technology and services to sovereign central banks globally, to develop central bank digital currency (“CBDC”) solutions utilizing blockchain technology for clients of SICPA and beyond. For the purpose of executing shared objectives under the joint venture agreement, SICPA and INX formed NABATECH SA (“Nabatech”), an entity organized under the laws of Switzerland. The Company serves as the technology partner to Nabatech providing its expertise in the development and integration of blockchain-based infrastructure and smart contract software solutions for the development and launch of a secure and scalable environment designed for central banks globally to deploy digital currencies. The solution developed is focused on multi series wholesale and retail CBDCs, flexible and configurable privacy design ranging from full anonymity to automated KYC, interoperability between wholesale and retail tokens, support for the issuance of digital bonds, stablecoins and tokenized assets. The developed technology design meets requirements of central banks and sovereign states to maintain financial stability of the economy and strives for a seamless interoperability between all asset types to ensure smooth integration with conventional financial systems while supporting legal and regulatory compliance models of a given economic monetary policy and mitigating liquidity risks with a smart and innovative conversion mechanism.

The core design principle of the CBDC solution offered by Nabatech embraces financial inclusion by enabling flexible and programable risk-based privacy settings applied offline, which increase trust and adoption of the CBDC by the population. During 2023, Nabatech presented and demonstrated the solution on multiple occasions and for several countries. While the development of the CBDC solution is deemed to be a longer-term initiative, during 2024, Nabatech is expected to bid competitively seeking to win CBDC engagements from central banks globally.

The INX Digital Company, Inc.

Key Management Changes

We had no senior management changes during the 2023 calendar year. Effective February 29, 2024, the employment agreement with the General Counsel and the Chief Blockchain Officer of the Company were terminated.

Related Party Transactions

The Company’s related parties include its subsidiary, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility of directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

The following balances are held with or by related parties as of December 31, 2023 and 2022:

	December 31
	2023	2022
Assets:
Prepaid expenses and other receivables	$997	$49
Total	$997	$49

Liabilities:
Accounts payable and accrued expenses	266	308
INX Token liability	4,485	5,531
INX Token warrant liability	671	1,140
Total	$5,422	$6,979

The INX Digital Company, Inc.

Revenue and expense items recognized in transactions with related parties during the years ended December 31, 2023 and 2022 include service revenue earned from Nabatech and compensation provided to key management personnel and directors, as follows:

	Year ended December 31
	2023	2022

Service revenue	$976,000	$-
	$976,000	$-

Cost of service:
Compensation and benefits	226,000	-
	$226,000	$-

Research and development:
Compensation and benefits	234,000	465,000
Share-based compensation	190,000	70,000
INX Token-based compensation	41,000	6,000
	$465,000	$541,000

Sales and marketing:
Compensation and benefits	-	369,000
Share-based compensation	-	176,000
INX Token-based compensation	-	298,000
	$-	$843,000

General and administrative:
Compensation and benefits	3,286,000	2,204,000
Share-based compensation	1,702,000	543,000
INX Token-based compensation	396,000	278,000
	$5,384,000	$3,025,000
Total compensation and benefits	$6,075,000	$4,409,000

Decrease in fair value of INX Token and warrant liabilities	$(830,000)	$(20,133,000)

Each of the Company’s directors receives a monthly fee of $4,000 for the term of the engagement. In addition, each Director receives one-time payment of $1,000 in consideration for the participation in a committee meeting of the Board.

Further, each Director is entitled to receive an option to purchase 3,500 INX Tokens each month at an exercise price equal to the fair market value of the INX Token at the date of the grant. The warrants expire 10 years after the date of the grant.

On November 30, 2022, the Company committed to grant, and subsequently issued, options to its independent directors to purchase 928,399 Common Shares of the Company at CAD 0.165 ($0.12), a price per share equal to the fair value per share at the date of the commitment to grant the options. 397,886 options vest immediately on the date of the grant and remaining 530,514 options shall vest over the period of over 2 to 3 years with the first anniversary on November 30, 2023, and with all options fully vested on November 30, 2025.

The INX Digital Company, Inc.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90,000 plus in a sale transaction a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000,000, subject to a minimum transaction fee of $1,400,000, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated during the term of the agreement or within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

As of December 31, 2023, related to the Investment by Republic in the Company’s stock, the Company paid the advisory fee to Weild & Co. of $293,000. Additionally, under the Weild Agreement, the Company also issued to Weild & Co. 661,452 warrants to purchase Company’s common shares valued, as of the date of issuance at $139,000 based on the Black-Scholes options pricing model. Warrants are exercisable until August 18, 2028 at an exercise price of $0.2381 per warrant.

Service Agreement with Nabatech

Effective on January 1, 2023, as part of the joint venture agreement with SICPA, the Company entered into a service agreement with Nabatech, an entity in which the Company holds 33 percent ownership. Under the service agreement, the Company provides technology support and advisory services to Nabatech, an entity formed for the development of central bank digital currency solutions with the utilization of blockchain technology. During the year ended December 31, 2023, the Company recognized service revenue and cost of sales of $976,000 and $976,000, respectively, for providing services to Nabatech. Prepaid expenses and other receivables include $976,000 due from Nabatech as of December 31, 2023.

The INX Digital Company, Inc.

Summary of Quarterly Results

	Three months ended
	December 2023	December 2022
Total income, net	$1,116,000	$779,000
Income (loss) from operations	(4,387,000)	(5,415,000)
Income (loss) before tax	18,713,000	29,881,000

	September 2023	September 2022

Total income, net	$1,292,000	$1,325,000
Income (loss) from operations	(4,721,000)	(6,468,000)
Income (loss) before tax	(13,587,000)	(10,142,000)

	June 2023	June 2022
Total income, net	$1,589,000	$608,000
Income (loss) from operations	(4,019,000)	(5,563,000)
Income (loss) before tax	(17,534,000)	(76,965,000)

	March 2023	March 2022
Total income, net	$1,583,000	$1,561,000
Income (loss) from operations	(4,530,000)	1,049,000
Income (loss) before tax	(601,000)	111,491,000

Fourth Quarter 2023

Operating Results from the Fourth Quarter of 2023

Total income

The Company generated $1,116,000 in revenue, net for the three months ended December 31, 2023, compared to $779,000 for the three months ended December 31, 2022. Revenue increased by $337,000, mainly related to the increase in brokerage fees on trading of foreign exchange and interest rate derivatives of $393,000, net gain on digital assets of $16,000, which is offset by a decrease in trading and transaction fees of $71,000.

Research and Development Expenses

The Company incurred $229,000 in research and development expenses for the three months ended December 31, 2023, compared to $1,366,000 for the three months ended December 31, 2022. Research and development expenses decreased by $1,137,000 for the three months ended December 31, 2023, compared to the three months ended December 31, 2022. The decrease was mainly driven by technology personnel and outsourced technology service providers decrease of $1,302,000, share-based compensation of $30,000, which is offset by increase of $179,000 in R&D software and web services and an increase in token-based compensation of $16,000.

The INX Digital Company, Inc.

Sales and Marketing Expenses

The Company incurred $810,000 in sales and marketing expenses for the three months ended December 31, 2023, compared to $809,000 for the three months ended December 31, 2022. Sales and marketing expenses increased by $1,000 for the three months ended December 31, 2023, compared to the three months ended December 31, 2022. This increase was mainly driven by an increase in share-based compensation expense of $268,000, increase in other marketing costs of $191,000, and $98,000 in S&M personnel costs. This increase is offset by decreases in: token-based compensation of $278,000, customer support of $255,000, and a decrease of $23,000 in online marketing.

General and Administrative Expenses

The Company incurred $3,456,000 in general and administrative expenses for the three months ended December 31, 2023, compared to $5,004,000 for the three months ended December 31, 2022. The decrease of $1,548,000 was mainly driven by decreases related to share-based compensation of $773,000, personnel costs of $663,000, compliance of $349,000, token-based compensation of $168,000, depreciation of $145,000, and software and web services of $35,000. This decrease is offset by an increase of $330,000 in other administrative costs and $255,000 in financial and audit costs.

Income (loss) from Operations

For the three months ended December 31, 2023 and 2022, the Company’s loss from operations was approximately $4,387,000 and $5,415,000, respectively.

Gain (Loss) on INX Tokens Issued

Based on the terms of the INX Token, as described in Note 1 of the consolidated financial statements, the INX Token is a hybrid financial instrument, accordingly, the Company elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of comprehensive income.

The Company recorded gain on INX Tokens issued of $22,853,000 for the three months ended December 31, 2023, compared to a gain of $35,102,000 for the three months ended December 31, 2022.

Net Income (Loss)

The Company’s net gain for the three months ended December 31, 2023, was $18,713,000 compared to net gain of $29,881,000 for the three months ended December 31, 2022. The decrease of $11,168,000 mainly relates to the fair value adjustments of INX Token liability.

Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

The INX Digital Company, Inc.

Key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 14 and Note 15.

Many aspects of the digital currency and blockchain industry have not yet been addressed by current IFRS guidance. The Company is required to make significant assumptions and judgments as to its accounting policies and the application thereof, which is disclosed in the notes to the consolidated financial statements. If specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s profit or loss and financial position as currently presented.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

Impairment of goodwill

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

Determining the fair value of an unquoted financial liability

The fair value of unquoted warrant liability in Level 3 of the fair value hierarchy is determined using the Black and Scholes option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of and expected dividend yield.

The INX Digital Company, Inc.

Changes in Accounting Policies including Initial Adoption

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements, amendments to IFRS Practice Statement 2 Making Materiality Judgements and amendments to IAS 8 Definition of Accounting Estimate. The amendments require companies to disclose material accounting policies rather than their significant accounting policies. This amendment is effective for annual periods starting on or after January 1, 2023.

The application of the above Amendment did not have a material impact on the Company’s consolidated financial statements.

Liquidity and Capital Resources

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

As of December 31, 2023 and 2022, our operating capital of $26,327,000 is held in cash and cash equivalents, U.S. Treasury securities, and marketable corporate bonds as follows:

	December 31, 2023	December 31, 2022

Cash and cash equivalents	$12,906,000	$19,864,000

Short-term investments
U.S. Treasury securities	4,604,000	3,444,000
Corporate bonds – marketable investments	5,889,000	1,589,000
Total short-term investments	$10,493,000	$5,033,000

Long-term investments
Corporate bonds – marketable investments	403,000	4,254,000
Investments in private equity	2,525,000	400,000
Total long-term investments	2,928,000	4,654,000

Total operating capital	$26,327,000	$29,551,000

Digital Assets

As of December 31, 2023, we held digital assets that are available as operating capital of $949,000.

Reserve Fund (otherwise referred to as Cash Fund)

In addition, as of December 31, 2023, INX has segregated $34,405,000, which is restricted as the Reserve Fund set aside to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms.

The INX Digital Company, Inc.

Material Cash Commitments and Contractual Obligations

As of December 31, 2023 and 2022, we have the following short and long-term cash commitments and contractual obligations:

	December 31
	2023	2022
Liabilities
Current liabilities:
Accounts payable and accrued expenses	$3,105,000	$2,461,000
Funds due to customers	3,242,000	2,609,000
Deferred revenue	85,000	-
Lease liability	390,000	519,000
Total current liabilities	6,822,000	5,589,000

Non-current liabilities:
Provision for loss on investment in associate	597,000	-
Lease liability	479,000	868,000
Total non-current liabilities	1,076,000	868,000

Total Liabilities	$7,898,000	$6,457,000

We are required to hold corporate liquid assets or net worth at our subsidiaries to meet capital requirements established by our regulators based on statutory net capital requirements. We are in compliance with these capital requirements.

Operating Capital

To date, although we have generated brokerage fee revenue through ILSB as well as trading and transaction fees, service revenue and listing fees earned within our digital assets business, we have mainly financed our operations through equity investments made by our shareholders and the INX Token Offering in the US, as well as the Valdy Transaction in Canada.

Our future expenditures and capital requirements will depend on numerous factors, including our growth, our ability to acquire and retain new clients utilizing our services and attract issuers to issue security tokens and list them on INX One for trading, as well as the continuing market acceptance of our products and services and digital assets and blockchain technology and overall economic conditions.

We believe that our existing operating capital is sufficient in both the short and long term to meet our operating requirements, including meeting our working capital and capital expenditure requirements.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2023.

The INX Digital Company, Inc.

Risk and Uncertainties

In addition to the risks contained herein, the disclosure in this MD&A is subject to, and should be read in conjunction with, the risk factors outlined in the AIF filed on the Company’s SEDAR profile at www.sedar.com and in the Company’s MD&A Risks and Uncertainties section.

Financial Instruments and Risk Management

Activities of the Company may expose it to a variety of financial and related risks: credit risk, market risk, liquidity risk, digital asset risk, loss of access risk, irrevocability of transactions, and regulatory oversight risk, among others. The Company seeks to mitigate potential adverse effects of these risks on performance and the Company’s financial position by employing experienced personnel, monitoring of market events, maintaining sufficient liquidity, implementing appropriate policies and procedures addressing significant financial risks and diversifying the Company’s business strategy within the constraints of the Company’s objectives.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company’s cash and cash equivalents, investments and digital assets are exposed to credit risk. The Company limits its credit risk by placing its assets with high credit quality banks, financial institutions and digital assets custodians that are believed to have sufficient capital to meet their obligations. While the Company intends to only transact with counterparties that it believes to be creditworthy there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss as a result. It is the Company’s policy to monitor the creditworthiness of its counterparties and to minimize the concentration of credit risk to mitigate significant loss caused by potential counterparty’s failure.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to also market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due, as well as the risk of not being able to liquidate invested assets at reasonable prices. The Company manages liquidity risk by maintaining sufficient cash balances and investing capital reserves in highly rated, marketable financial instruments that allow meeting liquidity obligations in the ordinary course of business as well as under increased liquidity demands.

The INX Digital Company, Inc.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. The Company’s exposure to foreign currency risk relates primarily to the Company’s continuing operation (when revenue or expense is recognized in a different currency from the Company’s presentation currency).

Technology Risk

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware, and could lead to theft of the Company’s digital wallets and the loss of the Company’s and customers’ digital assets. The Company manages the cybersecurity risk by maintaining strict system and operational controls, the ongoing monitoring of the system and transactions, and following internal policy designed to address the security of private keys.

The blockchain technology is a nascent and rapidly changing technology and use of blockchain networks and blockchain assets in the retail and commercial marketplace remains relatively small. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect the Company.

Geopolitical Risk

Significant portion of Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel and a war started. As of the date of issuance of the consolidated financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan, and has taken necessary steps in line with such plan, in an effort to ensure that operations and service to customers remain consistent.

Cyber Security Attack Risk

INX networks operate based on some form of open-source software. An open-source project is not represented, maintained or monitored by an official organization or authority. Because of the nature of open-source software projects, it may be easier for third parties not affiliated with the issuer to introduce weaknesses or bugs into the core infrastructure elements of the blockchain network. This could result in the corruption of the open-source code which may result in the loss or theft of blockchain assets.

Loss of Access Risk

The loss of access to the private keys associated with holdings of digital assets may be irreversible. Digital assets are controllable only by individuals that possess both the unique public key and private key or keys relating to the “digital wallet” in which digital assets are held. To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

The INX Digital Company, Inc.

Irrevocability of Transactions

Digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Regulatory Oversight Risk

The regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets. Such regulatory changes or actions may restrict the use of digital assets or the operation of blockchain networks in a manner that adversely affects operations of the Company.

Industry and Economic Factors Affecting Company’s Performance

We have an evolving business model.

As blockchain assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. As a result, to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our product mix and service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

General global market and economic conditions may have an adverse impact on the Company’s operating performance, results of operations and/or cash flow.

Weakness in the economy could have a negative effect on the Company’s business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and/or debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, the Company may experience the negative effects of a slowdown in trading and usage of the Company’s business platform and may delay or cancel the development, structuring, licensing and/or launch of any Token functionality. Service providers with which the Company engages for servers, bandwidth, location and other services could also be negatively impacted by economic conditions that, in turn, could have a negative impact on the Company’s operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on the Company’s business, financial condition and results of operations, and hence, the Company’s business platform and/or the ability to develop, structure, license and/or launch any token functionality. Any such circumstances may then correspondingly negatively impact the functionality, liquidity, and/or trading price of INX Tokens.

The INX Digital Company, Inc.

Digital Assets Market Volatility and Inflation

2023 was a challenging year for digital assets markets and our transaction revenue. Elevated inflation led central banks worldwide to begin tightening policies, specifically raising key benchmark interest rates and winding down or halting asset purchases. In March 2022, the U.S. Federal Reserve raised the interest rates and continued to do so aggressively throughout the year, to curb inflation. An environment with rising interest rates makes investors more conservative, both, because the cost of capital increases and yield-generating investments like fixed income products, which are seen as more conservative investments, become more profitable. As macroeconomic indicators like inflation remained high and interest rates rose throughout the year, digital assets market capitalization declined along with broader equity markets. Digital assets remain volatile, and we have limited ability to forecast our transaction revenue which remain correlated with digital assets market capitalization and related volatility. In addition to our focus on cost reduction and efficiency, we are more rigorously assessing our product-market fit and planning for contingencies under these macroeconomic market conditions.

Several recent company failures and bankruptcies have adversely affected our industry.

In 2022, several companies in the broader digital asset space failed or filed for bankruptcy protection. The Company’s business does not have a direct exposure to, and the Company is not a creditor of, any of the cryptocurrency market participants that recently filed for bankruptcy protection. At the time of this filing, we have no assets, that may not be recovered due to these bankruptcies, and we have no direct exposure to any other counterparties, customers, custodians or other crypto asset market participants known to have (i) experienced excessive redemptions or suspended redemptions or withdrawal of crypto assets, (ii) their crypto assets of their customers unaccounted for, or (iii) experienced material corporate compliance failures. Our business, financial condition and results of operations may not be immune to unfavorable investor sentiment resulting from these recent developments in the broader cryptocurrency industry. Also, as circumstances develop, additional companies might find themselves in a similar unfavorable position that might have a direct effect on the Company.

Moreover, while the Company has not been directly affected by recent crypto market events, our business, financial condition and results of operations may still be adversely affected by recent industry-wide adverse developments beyond our control. The recent bankruptcy filings of crypto companies and other developments in the broader cryptocurrency space will likely continue to attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Additionally, although we are not directly connected to the recent cryptocurrency market events, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the recent disruption in the crypto asset markets.

The INX Digital Company, Inc.

Recent bank failures in the U.S. may adversely affect our business and the industry in which we operate.

During March 2023, the banking industry in the U.S. experienced multiple disruptions. Banks that serviced the digital asset industry and provided services that facilitated the transmission of money across the industry and between industry participants failed and ceased operations entirely or exited servicing clients in the digital assets industry. While the Company was not directly affected by the failure of these banks and did not hold any Company or customer funds at these banks, our business, financial condition and results of operations may still be adversely affected by these developments. First, the operation and business activity of companies within the cryptocurrency space might be damaged or encumbered. Secondly, other banks may also encounter similar problems in the near future, that will result in their failure. For these reasons and others, the Company might be directly or indirectly affected.

Moreover, these bank failures will likely attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition. Further, these bank failures may hinder our ability to acquire bank accounts or payment services in the future.

Corporate Governance

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three directors, all of whom are independent, meets with management of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters as required.

Other Information and Disclaimer No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.